CM 9/20

AA 9-28-2004 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goetz, Batchker & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH., D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel A. Batchker (212) 514-5876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York,	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joel A. Batchker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goetz, Batchker & Co., Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joel A Batchker
Signature

Chairman
Title

Marianne C. Luzzo
Notary Public
Notary Public State of New Jersey
My Commission Expires January 30, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOETZ, BATCHKER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Goetz, Batchker & Co., Inc.
60 Broad Street
New York, NY 10004-4408

We have audited the accompanying statement of financial condition of Goetz, Batchker & Co., Inc. as of June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goetz, Batchker & Co., Inc. as of June 30, 2004, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
September 9, 2004

GOETZ, BATCHKER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash and cash equivalents	$ 151,267
Receivable from broker	27,334
Floor brokerage receivable	40,486
Property and equipment, less accumulated depreciation of $113,076	54,841
Other assets	6,173
Total assets	$ 280,101

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 112,230
Payroll taxes payable	79,989
	192,219
Liabilities subordinated to claims of general creditors	
Subordinated loan agreement	30,000
Total liabilities	222,219
Commitments	
Stockholder's equity	
Common stock, no par value	
Authorized and issued: 200 shares	45,000
Additional paid-in capital	424,800
Accumulated deficit	(406,118)
Less: Treasury stock, 100 shares at cost	(5,800)
Total stockholder's equity	57,882
Total liabilities and stockholder's equity	$ 280,101

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Goetz, Batchker & Co., Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a trade date basis. There is no material difference between the settlement and trade date.

(c) Cash Equivalents

Included in cash and cash equivalents are money funds totaling $46,986 that the Company has defined as short-term, highly liquid debt instruments with original maturities of three months or less.

(d) Depreciation

Depreciation is computed on the accelerated cost of recovery method over the estimated useful lives of the assets.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Management's Business Plan

As reported in the accompanying and past financial statements, the Company incurred a net loss of $337,986 during the current period and a net loss of $82,132 the previous year. Adverse economic conditions have limited the Company's ability to generate sufficient revenues and cash to cover its expenses and meet its current obligations. As a result, the majority shareholder has contributed capital during the fiscal years ending June 30, 2004 and 2003 totaling $325,800 and $91,000, respectively.

Additionally, the Company has incurred net capital deficiencies during the periods ending January 28, 2004 and March 31, 2004 in violation of SEC rule 15c3-1. (Also, see Note 8 for subsequent net capital violations).

Note 2 - Management's Business Plan (Continued)

Accordingly, management is in the process of implementing a plan to reduce expenses and expand revenues. Furthermore, its majority shareholder has committed to provide sufficient capital to satisfy regulatory and contractual net capital needs for the near future.

Subsequent to June 30, 2004, the majority shareholder has contributed $140,000 of additional capital to date and has committed an additional $50,000 to be contributed on or by September 17, 2004.

Note 3 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors represent amounts of $20,000 and $10,000 payable to the Chairman and to a relative of the Chairman of the Company, respectively. These subordinated liabilities have automatic rollover provisions, which extend their maturities annually. The loans bear interest at the rate of 12% and 10% per annum, respectively.

The subordinated borrowing agreements have been approved by the New York Stock Exchange, Inc. in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4 - Defined Contribution Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions are determined at the discretion of the employer. No contributions were made for the year ended June 30, 2004.

Note 5 - Rental Arrangements

The Company is provided rent-free space by its clearing broker. The fair value of the space, as determined by management, approximates $15,000 annually, which has not been reflected in these financial statements. Presently, the Company is in the process of finalizing a lease for new office space to commence October 1, 2004 with expected annual rent of $17,820 plus utilities, and an anticipated security deposit of $4,830.

Note 6 - Net Capital Requirement

The Company's net capital requirement, under rule 15c3-1 of the SEC, was $12,815, whereas the net capital as computed amounted to $25,928, leaving excess net capital of $13,113. The capital ratio was 741% versus an allowable maximum of 1500%. (See Note 8 for Rule 15c3-1 deficiencies).

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8 - Subsequent Events

Net Capital Deficiencies

The Company notified the appropriate regulators of net capital deficiencies (rule 15c3-1) pursuant to Rule 17a-11 incurred as of July 31, August 24, August 27, and September 3, 2004, respectively. The deficiency as of July 31 was remedied by cash deposits on August 6 and August 9, 2004 of $15,000 and $20,000, respectively. The deficiency as of August 24 was remedied by cash deposits on August 25 and August 26, 2004 of $5,000 and $10,000, respectively. The deficiency as of August 27 was remedied by a cash deposit on September 3, 2004 of $20,000, and the deficiency as of September 3 was remedied by a cash deposit on September 7, 2004 of $50,000.

Compliance of Clearing Agreement Terms

The Company has entered into two new clearing agreements effective September 1, 2004, with each clearing broker requiring deposits of $50,000.

One agreement requires the Company to maintain net capital computed in accordance with Rule 15c3-1 of at least $50,000 in excess of the minimum net capital required and immediately notify the clearing firm if its net capital is less than required by the Agreement.

As of September 3, 2004, the Company is in compliance.

A copy of the Company's Statement of Financial Condition as at June 30, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.